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                                                                    EXHIBIT 23.1

September 11, 1997

To the Shareholders and Board of Directors of Rohr, Inc.

We have audited the consolidated financial statements of Rohr, Inc. and its subsidiaries as of July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997, included in your Annual Report on Form 10-K as of July 31, 1997 to the Securities and Exchange Commission and have issued our report thereon dated September 11, 1997. Note 2 to such consolidated financial statements contains a description of your adoption during the fourth quarter of the year ended July 31, 1997 of a change in accounting principle from the program method of accounting to the contract method of accounting. In our judgement, such change is to an alternative accounting principle that is preferable under the circumstances.


Yours truly,

DELOITTE & TOUCHE LLP